

Gable
Peritz
Mishkin
LLP

Certified Public Accountants
and Business Consultants

Alan C. Wecht
Thomas W. Masoero
Kenneth S. Frebowitz
Regina C. O'Keefe
Frank E. O'Brien
• • • • • • • •
Herbert Gable
Stanton L. Peritz
Nelson C. Mishkin

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
J. Alden Associates, Inc.

We have audited the accompanying statement of financial condition of J. Alden Associates, Inc. (an S Corporation) as of December 31, 2015, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of J. Alden Associates, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. Alden Associates, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

As part of our audit of the financial statements as of December 31, 2015 and for the year then ended, we also audited the adjustments described in Note 2 that were applied to restate the opening balances as presented in these financial statements that were audited by a predecessor auditor. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or apply any procedures to the 2014 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2014 financial statements as a whole.

323 Norristown Road   751 Route 73 North
P. O. Box 917   Suite 15
Spring House, PA 19477 Marlton, NJ 08053
215.628.0500   856.596.2400
215.628.8756 Fax   856.596.6121 Fax

www.gpmllp.net

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption); and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of J. Alden Associates, Inc.'s financial statements. The supplemental information is the responsibility of J. Alden Associates, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information included in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.



Spring House, Pennsylvania
February 22, 2016

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